FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

COMMISSION FILE NO. 000-19696

RNS – SERENA Software, Inc. expiry of HSR waiting period

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	6 April 2004

Recommended Cash and Share Offer

by

SERENA Software, Inc.

and by

Lehman Brothers

on its behalf

(outside the United States)

for

the entire issued and to be issued share capital of

Merant plc

Expiry of HSR waiting period

SERENA Software, Inc. (“SERENA”) announces that the waiting period under the Hart-Scott-Rodino (HSR) Act in relation to the recommended cash and share offer (the “Offer”) for Merant plc (“Merant”), which was announced on 3 March 2004, expired yesterday on 5 April 2004. Accordingly condition 1(d)(i) to the Offer has now been met. SERENA and Merant were not required to make any other pre-merger notification filings with competition authorities.

Merant securityholders who have not yet accepted the Offer and who wish to do so are reminded that the Offer is scheduled to expire at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Thursday 15 April 2004, subject to SERENA’s right to extend the Offer.

Enquiries:

SERENA Software, Inc.

Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

Lehman Brothers

Keith Jue	Tel: + 1 (650) 289 6000
Eric Wagner

Chris Nicholls	Tel: + 44 (0) 20 7102 1000
James Rushton

Terms defined in the Offer Document have the same meaning in this announcement.

Lehman Brothers, which is regulated in the UK by the Financial Services Authority, is acting for SERENA in connection with the Offer and no one else and will not be responsible to anyone other than SERENA for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

The SERENA Directors accept responsibility for the information contained in this announcement which relates to the SERENA Group and the SERENA Directors. To the best of the knowledge and belief of the SERENA Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer or an invitation to purchase nor a solicitation of an offer or an invitation to sell any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

On March 8, 2004, SERENA filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended by amendment no. 1 to the Registration Statement filed on March 18, 2004, that includes a prospectus of SERENA, and other relevant materials in connection with the Offer. On March 18, 2004, SERENA filed a Schedule TO containing a Tender Offer statement and other relevant materials in connection with the Offer. The prospectus, the Tender Offer statement and other Offer materials were mailed to the stockholders of Merant on or about March 18, 2004. On March 18, 2004, Merant filed a Solicitation/Recommendation Statement with the SEC relating to the Offer. Investors and Merant security holders are urged to read the prospectus and the other relevant materials before making any decision to tender their shares because they contain important information about SERENA, Merant and the proposed transaction. The prospectus, the tender offer statement, other relevant materials, and any other documents filed by SERENA or Merant with the SEC, may be obtained free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SERENA by contacting SERENA Investor Relations, 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538, USA, telephone: (650) 522 6600. Investors and security holders may obtain free copies of the documents filed with the SEC by Merant by contacting Merant Investor Relations, 3445 NW 211th Terrace, Hillsboro, Oregon 97124, USA, telephone: (503) 617 2753.